EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CHINAGROWTH NORTH ACQUISITION CORPORATION

ANNOUNCES SEPARATE TRADING OF COMMON STOCK AND WARRANTS

NEW YORK, NY – March 5, 2007 – ChinaGrowth North Acquisition Corporation (OTCBB: CGNUF.OB (the “Company”) announced today that Morgan Joseph & Co, Inc., the representative of the underwriters in the recently completed initial public offering for the Company, had determined to commence separate trading of the common stock and warrants contained in the Units from the initial public offering. Commencing on Tuesday, March 6, 2007, the holders of the Company’s units may elect to separately trade the common stock and warrants included in such units. Those units not separated will continue to trade on the Over the Counter Bulletin Board under the symbol CGNUF.OB, and each of the common stock and warrants will trade on the Over the Counter Bulletin Board under the symbols CGNYF.OB and CGNQF.OB, respectively.

ChinaGrowth North Acquisition Corporation, which completed its initial public offering on January 29, 2007, is a company with principal offices in Shanghai. The Company was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations in the People's Republic of China in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation, which completed its initial public offering on January 29, 2007, an entity formed by our principals simultaneously with our incorporation, executes a definitive acquisition agreement, then we may pursue acquisition opportunities south of Yangtze River.

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the Company, the ability of the Company to complete a business combination and those other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission.

All questions and inquiries for further information should be directed to Michael Zhang, the Company’s Chief Financial Officer. He can be reached via telephone at +86-21-5744-8336.

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